Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kraton Performance Polymers, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-163893) on Form S-8 of Kraton Performance Polymers, Inc. of our reports dated March 7, 2011, with respect to the consolidated balance sheets of Kraton Performance Polymers, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ and member’s equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Kraton Performance Polymers, Inc.

/S/    KPMG LLP

Houston, Texas

March 7, 2011